[MPF LETTERHEAD]



August 6, 2004

Dear American Retirement Villas Properties II Unitholders:

As a fellow unitholder of the above-named partnership, we believe that the offer to purchase units made by an affiliate of the general partner is unacceptable because the tender price is too low. Although the $20 increase to $370 per unit reflected in the most recent amendment is closer to what we believe is a fair price for units, we encourage you to NOT ACCEPT the offer at the current price.

The tender offer by the general partner's affiliate is at a significant discount to our calculation of the current net asset value, which we calculate as $494 per unit, not including any control premium. The latest quarterly report filed by the partnership with the SEC indicates revenues have increased 11.6% from last year's revenues for the same period. This indicates to us that operations are improving. Thus, we believe the price being offered in the Offer for the Units is much less than Unitholders would receive either through a liquidation of the Partnership today or in the future if the market continues to improve. Although we understand that several of the properties are in need of capital repairs, we have incorporated this into our valuation procedure. Because a liquidation of the Partnership could take several years, discounting the net asset value to account for the time value of money is appropriate. Thus, we believe that a $400 tender offer would be an acceptable tender price at this time.

Because this is a registered tender offer, those who have already tendered their units may withdraw their units from the tender at any time prior to its expiration. Please refer to Item 6 in the "Agreement of Assignment...American Retirement Villas Properties II" (yellow booklet), provided to you with the tender offer materials for further information regarding the withdrawal process.

We calculated our net asset values by using a variety of valuation methods. We applied various appropriate capitalization rates to the net operating income of the Partnership, and we calculated a value based on comparable sales prices if the properties were sold. Using a combination of these valuation methods, we believe the net asset value of the Partnership, on a per unit basis, is at least $494. Our analysis is based upon the information available to us and may be inaccurate if the information we have is inaccurate, and is further subject to change based upon changed market conditions. We are the manager of MP Value Fund 6, LLC, the owner 208.4 units in the partnership, or 0.6% of the outstanding units.

Sincerely,


Glen W. Fuller
Senior Vice President